Filed by JEPLAN Holdings, Inc.
Pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: AP Acquisition Corp
Commission File No.: 001-41176
Filed December 14, 2023

BRING everyone i nto the circular e conomy December 2023

Disclaimer 1 Disclaimers and Other Important Information This presentation (this “Presentation”) is provided for informational purposes only and has been prepared to assist intereste d p arties in making their own evaluation with respect to a potential private placement in connection with the proposed business com bination between JEPLAN, Inc. (“JEPLAN” or the “Company”) and AP Acquisition Corp. (“APAC”), which will include JEPLAN and APAC becoming wholly - owned subsidiaries of JEPLAN Holdings, Inc. (“ PubCo ”), and related transactions (the “Potential Business Combination”) and for no other purpose. By reviewing or reading this Pr ese ntation, you will be deemed to have acknowledged and agreed to the statements, obligations and restrictions set out below. Without the express prior written consent of APAC and JEPLAN, thi s P resentation and any information contained within it may not be ( i ) reproduced (in whole or in part), (ii) copied at any time, (iii) used for any purpose other than your evaluation of JEPLAN and the Potential Business Combination or (iv) provided to any other person, except your employees and advisors with a need to know w ho are advised of the confidentiality of the information and agree to keep it confidential. This Presentation supersedes and rep lac es all previous oral or written communications between the parties hereto relating to the subject matter hereof. This Presentation and any oral statements made in connection with this Presentation do not constitute an offer to sell, or a sol icitation of an offer to buy, or a recommendation to purchase, any securities in any jurisdiction, or the solicitation of any pr oxy, vote, consent or approval in any jurisdiction in connection with the Potential Business Combination or any related transactions, nor shall there be any sale, issuance or transfer of any securities in any jur isdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful under the laws of such jurisdicti on. This Presentation does not constitute either advice or a recommendation regarding any securities. Any offer to sell securities will be made only pursuant to a definitive Subscription Agreement and wil l be made in reliance on an exemption from registration under the Securities Act of 1933, as amended, for offers and sales of se curities that do not involve a public offering. APAC and JEPLAN reserve the right to withdraw or amend for any reason any offering and to reject any Subscription Agreement for any reason. The communica tio n of this Presentation is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdictio n w here such distribution or use would be contrary to local law or regulation. No representations or warranties, express or implied are given in, or in respect of, this Presentation. To the fullest extent pe rmitted by law, in no circumstances will APAC, JEPLAN, PubCo or any of their respective subsidiaries, stockholders, affiliates, representatives, partners, directors, officers, employees, a dvisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this Presentat ion , its contents (including the internal economic models), its omissions, reliance on the information contained within it, or o n o pinions communicated in relation thereto or otherwise arising in connection therewith. None of APAC nor JEPLAN or PubCo has independently verified the data obtained from these sources and cannot assure you of the data’s accuracy or completeness. T his data is subject to change. Recipients of this Presentation are not to construe its contents, or any prior or subsequent c omm unications from or with APAC, JEPLAN, PubCo or their respective representatives as investment, legal or tax advice. In addition, this Presentation does not purport to be a ll - inclusive or to contain all of the information that may be required to make a full analysis of JEPLAN, PubCo or the Potential Business Combination. Recipients of this Presentation should each make their own evaluation of JEPLAN, PubCo and the Potential Business Combination and of the relevance and adequacy of the information and should make such other invest ig ations as they deem necessary. Forward - Looking Statements Certain statements included in this Presentation are not historical facts but are forward - looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. All statements other than st at ements of historical facts contained in this Presentation, including statements regarding APAC’s, JEPLAN’s, or PubCo’s future financial position, results of operations, business strategy, market demand and plans and objectives of their respecti ve management teams for future operations, are forward - looking statements. Any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are also forward - looking statements. In some cases, you can identify forward - looking statements by words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” “preliminary,” o r s imilar expressions that predict or indicate future events or trends or that are not statements of historical matters. Forward - looking statements include, without limitation, JEPLAN’s, APAC’s, PubCo’s or their respective management teams’ expectations concerning the outlook for their or PubCo’s business, productivity, plans, and goals for future operational improvements and capital investments, operational performance , future market conditions, or economic performance and developments in the capital and credit markets and expected future financial performa nce , as well as any information concerning possible or assumed future results of operations of PubCo . Forward - looking statements also include statements regarding the expected benefits of the Potential Business Combination. The forward - looking statements are based on the current expectations of the respective managemen t teams of APAC and JEPLAN, as applicable, and are inherently subject to uncertainties and changes in circumstance and their pot ential effects. There can be no assurance that future developments will be those that have been anticipated. These forward - looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward - looking statements. These risks and uncertainties include, but are not limited to, those factors described in the section entitled “Risk Factors” and elsewhere in the proxy st ate ment/prospectus filed as part of the Registration Statement on Form F - 4 filed with the U.S. Securities and Exchange Commission ( the “SEC”) on September 8, 2023 (the “Registration Statement”), which has not yet been declared effective by the SEC, and those discussed and identified in public filings made with the SEC by APAC, i n e ach case (including any amendments or supplements thereto) which you are advised to review carefully when available. APAC and JE PLAN caution you against placing undue reliance on forward - looking statements, which reflect current beliefs and are based on information currently available as of the date a forward - looking stat ement is made. Forward - looking statements set forth in this Presentation speak only as of the date of this Presentation. None of APAC, JEPLAN or PubCo undertakes any obligation to revise forward - looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward - look ing statement is updated, no inference should be made that APAC, JEPLAN or PubCo will make additional updates with respect to that statement, related matters, or any other forward - looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to diffe r m aterially from forward - looking statements, including discussions of significant risk factors, may appear, up to the consummatio n of the Potential Business Combination, in APAC’s or PubCo’s public filings with the SEC, which are or will be (as appropriate) accessible at www.sec.gov , and which you are advised to review carefully. Use of Projections This Presentation contains projected financial information with respect to JEPLAN. Such projected financial information const itu tes forward - looking information, and is for illustrative purposes only and should not be relied upon as necessarily being indica tive of future results. The assumptions and estimates underlying such financial forecast information are inherently uncertain and are subject to a wide variety of significant business, economic, com petitive and other risks and uncertainties. Such assumptions may include: ( i ) JEPLAN’s licensing business is successfully launched and substantially contributes to revenue growth in 202 4; (ii) PET Refine Technology Co., Ltd. , JEPLAN’s 75% - owned subsidiary (“ PRT ”), is largely committed to offtake agreements providing visibility through 2024 ; (iii) an increased selling price of r - PET resin produced by PRT ; (iv) JEPLAN becomes more cost - competitive by successfully diversifying feedstock and improving raw materials collection efficiency ; and (v) the PRT Plant experiences no further r - PET production pauses. See also “Forward - Looking Statements” above. Actual resu lts may differ materially from the results contemplated by the financial forecast information contained in this Presentation, an d the inclusion of such information in this Presentation should not be regarded as a representation by any person that the results reflected in such forecasts will be achieved. Financial Information; Non - IFRS Financial Terms Unless otherwise indicated, the financial information and data contained this Presentation is unaudited and does not conform to Regulation S - X promulgated by the SEC. Accordingly, such information and data may not be included in, may be adjusted in, or may be presented differently in, any proxy statement/prospectus or registration statement or other report or document to be filed or furnished by APAC or PubCo with the SEC, including the Registration Statement. Furthermore, some of the financial information and data contained in this Presentation, such as Consolidated Adjusted EBITDA, ha s not been prepared in accordance with International Financial Reporting Standards (“IFRS”). Consolidated Adjusted EBITDA for 20 21 and 2022 is a non - IFRS financial measure defined as net loss for the years presented before income tax benefit, finance expense, finance income, and depreciation and amortization . For a reconciliation of such non - IFRS measures, see P26 in this Presentation. Consolidated Adjusted EBITDA expected for 2023 and 2024 is a non - IFRS financial measure defined as net income for the years presented before income tax (expense) benefit, finance expense, finance income, depreciation and amortization and other one - time items related to the Business Combination consisting of one - off costs of listing expenses and the construction costs in relatio n to the REWIND TM semi - industrial unit in 2023 and 2024. In addition, Consolidated Adjusted EBITDA for 2023E and 2024E does not take into account the impact of financial liabilities at fair value th rough profit or loss nor non - operating income and expenses. JEPLAN and APAC believe these non - IFRS measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to JEPLAN’s financial condition and results of operations. JEPLAN’s management us es these non - IFRS measures for trend analyses and for budgeting and planning purposes. JEPLAN and APAC believe that the use of t hese non - IFRS financial measures provides an additional tool for investors to use in evaluating projected operating results and trends in and in comparing JEPLAN’s financial measures with ot her similar companies, many of which present similar non - IFRS financial measures to investors. Management of JEPLAN does not consid er these non - IFRS measures in isolation or as an alternative to financial measures determined in accordance with IFRS. The principal limitation of these non - IFRS financial measures is that the y exclude significant expenses and income that are required by IFRS to be recorded in JEPLAN’s financial statements. In addit ion , they are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non - IFRS financial measures . You should review JEPLAN’s audited financial statements, which are presented in the Registration Statement, and not rely on any single financial measure to evaluate JEPLAN’s business. A reconciliation of non - IFRS financial measures in this Presentation to the most directly comparable IFRS financial measures is no t included with respect to forecasted financial information, because, without unreasonable effort, JEPLAN is unable to predic t w ith reasonable certainty the amount or timing of non - IFRS adjustments that are used to calculate these Non - IFRS financial measures. Trademarks This Presentation contains trademarks, service marks, trade names, and copyrights of JEPLAN, APAC and other companies, which are the property of their respective owners. Industry and Market Data In this presentation, we rely on and refer to information and statistics regarding market participants in the sectors in whic h J EPLAN competes and other industry data. We obtained this information and statistics from third - party sources, including reports by market research firms and company filings. None of APAC, JEPLAN or PubCo has independently verified the data obtained from these sources and thus none of them can assure you of the data’s accuracy o r completeness.

Today’s Presenters • While a master's student at University of Tokyo, Takao met Michihiko Iwamoto at a cross industry exchange event which sparked his initial interest in starting a recycling business. Takao later left school in order to co - found JEPLAN with Iwamoto in January 2007 • As the company started to focus on the recycling of polyester, he became in charge of the development of polyester recycling technology and led the construction of our KHP plant with our patented chemical recycling technology in 2015 • He took over the role as CEO in March of 2016 and led the acquisition of PET Refine Technology Co., Ltd. ("PRT") in 2018 Masaki Takao CEO & Co - founder, JEPLAN • Suzuki serves as the chief executive officer and a director of APAC. He is also a partner and the head of Renewables & Sustainability of Advantage Partners, an affiliate of the sponsor of APAC • He gained over 29 years of experience in alternative investments including real estate, private equity, and infrastructure, especially in the renewable energy space at Mitsubishi Corporation, a leading Japanese trading and investment company Keiichi Suzuki Chief Executive Officer and Director, APAC Richard Folsom Chairman and Director, APAC • Folsom serves as the chairman and a director of APAC. He founded Advantage Partners in 1992 after 8 years of experience as a management consultant at Bain & Company • Richard has devoted his time to the development of the private equity investment practice since Advantage Partners launched its first buyout fund in Japan in 1997 • Folsom possesses an established track record in Japan and Asia with more than 100 investments and more than $5 billion of total funds deployed 2

De - SPAC Transaction Summary • JEPLAN, INC. (“JEPLAN”) and AP Acquisition Corp (“APAC”) executed a business combination agreement on June 16, 2023 • Post - close, the PubCo (“JEPLAN Holdings”) will be a publicly - listed company (NYSE: JPL) T ransaction Overview • The anticipated post - money enterprise value is approximately $366mm (after taking into account the $5mn PIPE commitment from APA C Sponsor but not any other PIPE financing) 1 • At closing of the business combination, all JEPLAN shareholders will roll 100% of their equity into JEPLAN Holdings as part o f t he business combination • JEPLAN shareholders are expected to receive approximately 65% of JEPLAN Holdings pro forma equity at closing of the business combination F inancials and Valuation • The expected cash balance: Up to approximately $123mm 1 • Uses of Capital: Research and development (R&D), capital expenditure including the expansion of current operating facilities • Source of Capital: APAC cash held in a trust and the $5mm PIPE commitment from APAC Sponsor • Sponsor / Partner Commitment: Total $10mm commitment of APAC Sponsor and its strategic partner $5mm PIPE from APAC Sponsor and $5mm non - redemption agreement from Tokyo Century 20% of the shares to be received by the APAC Sponsor as merger consideration will be subject to 5 - year vesting C apital Structure 3 Note: 1 Based on APAC‘s unaudited per share redemption price of approximately $10.87 as of August 29, 2023 and approximately 11.3 mil lio n shares outstanding following redemptions in connection with the extension vote on September 15, 2023, assuming no further r ede mptions in connection with the business combination .

What we do 4 We produce recycled PET ( rPET ) plastic with quality comparable to virgin PET plastic using our commercially - proven, proprietary chemical recycling technology, which allows bottles and other feedstocks to be recycled continuously without any loss in purity.

JEPLAN at a Glance

Demonstrated track record of operating a large-scale commercial PET chemical recycling plant

Founded

Founded in

2007

Leading technology focused company with established operations and key customers including Asahi, Suntory and Yoshino Kogyosho

Revenue

Consolidated

FY22	JPY	**6.3bn**
FY23E	JPY	**6.4bn**
FY24E	JPY	**10.7bn**

High visibility

Commercial plant

Current Capacity **22,000 metric tons[1] p.a.**

Operation began in 2004

Adjusted EBITDA[2]

FY24E

JPY **2.3bn**

Adjusted EBITDA[2] expected to turn positive on a consolidated basis in 2024

Growth road map[3]



Licensing
Technology licensing with Axens / IFPEN
Joint Ventures
PET chemical recycling, Sales of rPET resin and r-BHET resin

2023



Note:

1 Due to the equipment malfunction at the PRT Plant in August 2023 that halted production of r-PET at that plant from August 3, 2023 to August 17, 2023, the level of production of r-PET for fiscal year 2023 will be less than originally projected. Additional repairs or part replacements at the PRT Plant may be required in the future, the costs, extent and timing of which are currently uncertain as the assessment and remediation efforts are continuing.

2 Consolidated Adjusted EBITDA for 2023E and 2024E is a non-IFRS financial measure defined as net (loss) or net income for the years presented before income tax (expense) benefit, finance expense, finance income, depreciation and amortization and other one-time items related to the Business Combination consisting of one-off costs of listing expenses and the construction costs in relation to the REWIND™ semi-industrial unit in 2023 and 2024. In addition, Consolidated Adjusted EBITDA for 2023E and 2024E does not take into account the impact of financial liabilities at fair value through profit or loss nor non-operating income and expenses.

3 Including other businesses like used clothing recycling services and consulting and marketing services.

JEPLAN

5

Investment Highlights Market: Sizeable opportunity in the PET recycling market globally with increasing circular economy trends 1 a Targeting growing global PET market Operation and Technology : Proven and competitive chemical recycling technology with large scale commercial production 2 b Proprietary chemical recycling technology b rPET recycling gaining strong momentum a Operational excellence of chemical rPET production Management: Founder led, entrepreneurial management team will lead the next chapter of growth 4 a Highly experienced management team d Early adopter of commercial chemical rPET production c Gaining price c ompetitiveness Growth Potential : Expanding revenue streams with Axens as a technology platformer and increasing rPET production with expansion of production scale 3 b Expansion opportunities through JV a Robust pipeline for licensing business through partnership 6

1. Market: Sizeable opportunity in the PET recycling market globally with increasing circular economy trends a Targeting Growing Global PET market

PET market is growing significantly

Global demand of PET and recycled PET (rPET)


(USD bn)
91.4
44.3
12.5
19.3[1]
2022
2030E
PET(virgin + rPET)
rPET
CAGR
(2022-2030E)
PET 9.5%
Virgin
rPET 5.5%
Mechanical
Chemical

	Asia		Americas		Europe
Japan	• 60% of plastic containers and packaging recycled by 2030 • 100% of all plastic waste recycled by 2035	USA	• California requires plastic bottles contain > 25% post-consumer resin by 2025 and 50% by 2030	EU	• 25% rPET content in bottles containing PET by 2025 and 30% by 2030 • 50% plastic packaging recycled by 2025
Thailand	• 100% efficiency in plastic recycling by 2027 • Ban all plastic waste imports from January 1, 2025	Canada	• Zero plastic waste 2030 • 50% recycled content • Extended producer responsibility	France	• 100% of plastics recycled by 2025 • 77% of beverage bottles to be collected by 2025 and 90% by 2029
Asahi	• — aims to use 100% recycled / biomass-based bottles by 2030	Procter & Gamble	• — aims to reduce use of virgin petroleum plastic in packaging by 50% by 2030	Danone	• — strives for 100% recycled PET bottles by 2025
Suntory Beverage & Food	• — aims to use 100% recycled / plant-based bottles by 2030	PepsiCo	• — plans to convert all PepsiCo-branded products in the US to 100% rPET by 2030	Nestlé	• — aims to increase the amount of recycled PET used across their brands globally to 50%
Kirin	• — aims to use 50% recycled plastic in its PET bottles sold in Japan by 2027	Coca-Cola	• — targets at least 50% recycled material in their packaging by 2030	Unilever	• — will use at least 25% of recycled plastic in its packaging

Source: Global Recycled Polyethylene Terephthalate (Pet) Market Report, Fortune Business Insights, Company Filings
Note:
1 2030 rPET demand is derived from 2022-2029 CAGR

JEPLAN
7

1. Market: Sizeable opportunity in the PET recycling market globally with increasing circular economy trends

b rPET Recycling Gaining Strong Momentum

Given bottle-to-bottle recycling requires high purity of rPET, JEPLAN is well positioned to seize market share

Japan PET bottle addressable market


Bottle to Bottle Recycling Ratio
Sales Volume (ktn)
583
581
581[2]
4.6%
20.3%
50.0%
13.3% CAGR
291[3]
118
27
2012
2021
2030E
Specified PET[1]
Bottle to Bottle Recycling

*In April 2021, Japan Soft Drink Association announced efforts to raise the bottle-to-bottle recycling ratio to **50% by 2030***

Strong demand from Japanese corporations

	Target / Goal
Asahi	• **100%** recycled / biomass-based bottles by 2030
Suntory Beverage & Food	• **100%** recycled / plant-based bottles by 2030
Kirin	• **50%** recycled plastic in its PET bottles sold in Japan by 2027
Coca-Cola	• **100%** sustainable material in its PET bottles by 2030
Itoen	• **100%** recycled material in its PET bottles by 2030

Source: PET Bottle Recycle Annual Report, Company Filings

Note:

1 Specified PET includes packages utilized for beverages, selected condiments and excludes non-food related bottles (shampoo, cosmetics, condiments including strong spices)

2 Applied same amount of specified PET sales volume in 2021 for 2030

3 Assumes 50.0% recycling ratio target achieved

JEPLAN

8

Operational Excellence of Chemical rPET Production 9 6,792 Operational hours / year 3 97.5% Rate which resins produced can be utilized as final product 3 22,000 Ton / year 2 2004 Note: 1 JEPLAN's commercial plant -- the PRT Plant -- was constructed in 2004, acquired by JEPLAN in 2018, and resumed operations in 2021. 2 Due to the equipment malfunction at the PRT Plant in August 2023 that halted production of rPET at that plant from August 3, 2023 to August 17, 2023, the level of production of r PET for fiscal year 2023 will be less than o riginally projected. Additional repairs or part replacements at the PRT Plant may be required in the future, the costs, extent and timing of which are currently unce rta in as the assessment and remediation efforts are continuing. 3 2022 results. For fiscal year 2023 as compared to fiscal year 2022, there will likely be a reduction in operational hours and th e utilization rate of resins produced, due to the equipment malfunction that occurred at the PRT Plant in August 2023. 2. Operation and Technology: Proven and competitive chemical recycling technology with large scale commercial production a Commercial Plant Construction 1 Stability Efficiency Capacit y

2. Operation and Technology: Proven and competitive chemical recycling technology with large scale commercial production

b Proprietary PET Chemical Recycling Technology

JEPLAN's proprietary PET chemical recycling technology allows circular recycling, producing high purity BHET[1]


Proprietary circular recycling process
Petroleum-derived feedstock
New bottles
Used bottles and other feedstocks
Depolymerization
Depolymerize polyester in an ethylene glycol solution to produce BHET
Purification
Purify BHET, removing dyes and other impurities
Polymerization
Polymerize BHET to fabricate PET resin

Ample access to diversified feedstock



PET bales / flakes

Mechanical recycling residue

JEPLAN's technology enables high purity BHET

Volume of residual metal content of JEPLAN BHET is **<1 ppm[2]**

Note:
1 Bis (2-Hydroxyethyl) terephthalate
2 Parts per million

JEPLAN

10

• Pilot research and development marketing plant • Ability to use PET bottles, sheet, film and polyester (textile) as feedstocks • Capacity 1,000 metric tons / year • Completed in 2017 and located in Kitakyushu City, Fukuoka, Japan (Reference) Development of R&D Expected to Increase Barriers to Entry Strategy with respect to REWIND Œ 11 registered patents 24 R&D experience in the field of chemical recycling 10+ Inventions filed for patent application 38 Basic / Process technology diversification Feedstock diversification Key R&D focus areas JEPLAN’s strong R&D track record 1 JEPLAN, IFPEN, and Axens have developed, and are currently validating, REWIND Œ to enhance JEPLAN’s proprietary PET chemical recycling technology to remove impurities from feedstocks including films, trays or textile in addition to bottles JEPLAN has completed the semi - industrial unit for REWIND Œ as an expansion of the Kitakyushu Plant Pilot Plant, where trial demonstrations are expected to be completed by year end 2024 KHP (Kitakyushu Hibikinada Plant ) Source: Company Information Note: 1 As of the end of June 2023

2. Operation and Technology: Proven and competitive chemical recycling technology with large scale commercial production

b Proprietary PET Chemical Recycling Technology (cont'd)

Proprietary chemical recycling technology forms rPET with the quality of virgin PET

	Characteristics	Comparison of production process
Chemical rPET	✓ Capable of creating pure high quality PET ✓ High level of technical / infrastructure requirements	JEPLAN — Flake part: Used PET bottle (vailed bottle) → Rough sorting (trommel) → Shredding/Sorting (blow/gravity) → PET flake → Depolymerization & Purification part: Depolymerization → Decoloration → Ionic metal removing → BHET crystallization → Solid / Liquid seperation → BHET concentration → Molecular distillation → Pure BHET → Polymerization part: Melt Polymerization (MSP) → Pelletizing → Solid state Polymerization (SSP) → High-quality, colorless PET
Mechanical rPET	✗ Downcycling (lower quality PET) ✗ Low barriers to entry	Used PET bottle (vailed bottle) → Rough sorting → Shredding/Sorting → PET flake → Agglutination → Extrusion → Cooling → Impure, colored PET

JEPLAN's know-how (Depolymerization & Purification part)



High-quality, colorless PET



Impure, colored PET

JEPLAN

12

Compatibility Chemical Recycling Mechanical Recycling PET bales Landfill where solid waste is compacted and baled 3 3 Mechanical recycling residue Materials containing PET that are cut off in the process of mechanical recycling 3 7 13 High Low Quality / Price has… Lower cost feedstock Ample access to diverse feedstocks 3 3 Proprietary PET Chemical Recycling Technology (cont’d) Ample access to diversified feedstock base leading to cost reduction Feedstocks utilized for production of rPET b 2. Operation and Technology: Proven and competitive chemical recycling technology with large scale commercial production

14 Fixed cost Variable cost Feedstock Gaining Price Competitiveness 0 1 2 PRT actual PRT improved Cost level of conventional recycled resin (mechanical recycled) Illustrative unit cost for chemical rPET Targeting production cost that is competitive with conventional recycled PET After achieving production capacity of 65,000 metric tons per year As of now Competitive pricing is expected compared to mechanical recycling with scale and lower cost raw materials c 2. Operation and Technology: Proven and competitive chemical recycling technology with large scale commercial production

2. Operation and Technology: Proven and competitive chemical recycling technology with large scale commercial production

d Early Adopter of Commercial Chemical rPET Production

We have developed chemical rPET for plastic bottles with large scale commercial production

PET chemical recycling competitive landscape[1]


High
Demo plant start year
JEPLAN
(produces BHET)
2000
JEPLAN
(produces BHET)
Commercial plant constructed In 2004[2]
Loop Industries
(produces DMT / MEG)
2021
Ioniqa
(produces BHET)
2018
Carbios
(produces PTA / MEG)
2021
Production Volume
Low
Lab
Demo / Pilot
Commercial
Development stage

✓ Advantages of JEPLAN

- Established operation
- First comer in this space giving significant years of R&D advantage

✓ Overview of Commercial Plant

- Established industrial PET bottle chemical recycling plant
- Name: PRT Plant
- Construction Year: 2004[2]
- Capacity: 22,000 metric tons / year[3]

Source: Company Information

Note:
1 Management estimate based on company filings.
2 JEPLAN's commercial plant--the PRT Plant--was constructed in 2004, acquired by JEPLAN in 2018, and resumed operations in 2021.
3 Due to the equipment malfunction at the PRT Plant in August 2023 that halted production of rPET at that plant from August 3, 2023 to August 17, 2023, the level of production of r-PET for fiscal year 2023 will be less than originally projected. Additional repairs or part replacements at the PRT Plant may be required in the future, the costs, extent and timing of which are currently uncertain as the assessment and remediation efforts are continuing.

JEPLAN
15

3. Growth Potential: Further increasing rPET production with expansion of production scale and expanding revenue streams with Axens as a technology platformer a Robust pipeline for licensing business through partnership

Aiming to license jointly develop technology and our proprietary technology on a global scale with Axens and IFPEN

✓ Partnership with Axens and IFPEN

JEPLAN — **Large scale commercial operation**

Chemical rPET manufacturing technology

Axens / IFP Energies nouvelles — **Major global technology licensor[1]**

Licensing know-how and sales network of world-class licensor

✓ Excellence and strong track record of Axens and IFPEN

Axens — Powering integrated solutions

One of the major technology licensors in the world

- Offices in **15** countries
- **500+** modular unit references
- **2,400** employees globally
- **3,000+** industrial units under license

IFP Energies nouvelles

Parent company of Axens

A major research and training player in the fields of energy

- **40,000** patents filed worldwide
- **71** ongoing collaborative research projects
- **1,095** R&I researchers and technicians
- **11,000** active patents worldwide

Source: Company website, Axens corporate brochure

Note:

1 Under joint development cooperation and commercialization agreement, Axens / IFPEN are providing technology as well as licensing services

JEPLAN 16

3. Growth Potential: Expanding revenue streams with Axens as a technology platformer and increasing rPET production with expansion of production scale a Robust pipeline for licensing business through partnership (cont'd)

Robust pipeline of potential customers on a global basis providing visibility on near-term growth

Licensing pipeline summary (as of July 2023)


Licensing Agreement Negotiations (PBSA[1]): ~2
Pre-Feasibility Study: ~5
Tech / Com Proposal[2]: ~10
Identification: 40+

Global expansion of licensing business

JEPLAN × Axens (Powering integrated solutions) IFP Energies nouvelles

40+ companies identified for discussion


Potential Licensees

Note:
1 Process Book Supply Agreement
2 Technology / Commercial proposal

JEPLAN
17

Expansion opportunities through JV Illustrative JV model Aiming to expand chemical rPET production with JV structure globally JV Brand Partner Investment Chemical rPET “Services” - Feedstocks - Know - how / training programs Strategy on JV opportunities 18 3. Growth Potential: Further increasing rPET production with expansion of production scale and expanding revenue streams with Axens as a technology platformer b • Chemical players • Beverage makers • Infrastructure funds • Trading houses

Expansion opportunities through JV (cont’d) Executed Commercial Agreement with Rebound Limited to further the establishment of an rPET market in the UAE as a step towards global expansion JEPLAN and Rebound will engage in a joint project to create an ecosystem to facilitate JEPLAN’s global expansion of its PET chemical recycling business in the UAE Source: Company press release and Home page of Prime Minister’s Office of Japan 19 (Fumio Kishida, Prime Minister of Japan) (Masaki Takao, CEO of JEPLAN) ( Ahmed bin Zayed Al Nahyan , Member of Abu Dhabi Executive Council) (Maryam Al Mansoori , General Manager, Rebound Plastic Exchange) JEPLAN previously announced its entry into a letter of intent with Rebound Limited, the terms of which were incorporated in the definitive commercial agreement 3. Growth Potential: Further increasing rPET production with expansion of production scale and expanding revenue streams with Axens as a technology platformer b

4. Management: Founder led, entrepreneurial management team will lead the next chapter of growth a Highly Experienced Management Team

JEPLAN aims for further growth with highly experienced professionals

● = Years of experience at JEPLAN



16 years

Masaki Takao
CEO & Co-founder

- Became CEO in 2016
- Led the acquisition of PRT in 2018
- Education: BSc in Chemical Engineering from Tokyo Institute of Technology



16 years

Michihiko Iwamoto
Co-founder

- More than 20 years of sales and marketing experience in the textile trading industry
- Appointed as the 5th Japanese Ashoka fellow in 2015
- Education: BSc in economics from University of Kitakyushu



4 years

Masayuki Fujii
CFO, JEPLAN

- Primary responsibility: Investor relations and finance
- Serves as the managing director of MegaChips, in charge of company restructuring, M&A, financial and legal affairs
- Education: BSc in economics from Doshisha University
- Past experience: Nippon Credit Bank, MegaChips Corporation



5 years

Hiroki Sugiyama
COO, JEPLAN

- Primary responsibility: Business development sales
- First appointed as PMI manager for PRT acquisition and Manager of the Strategic Planning Team at JEPLAN
- Education: MSc in engineering from University of Tokyo
- Past Experience: NTT DOCOMO



12 years

Daigo Iga
CEO, PRT

- Primary responsibility: President and CEO of PRT
- Launched cotton fiber-derived bioethanol plant, mobile phone recycling plant and fiber-derived rPET resin plant at KHP
- Education: BSc in Business from Kumamoto Gakuen University
- Past experience: WORLD INTEC CO.,LTD.



18 years

Shigeki Nishikawa
General Manager, PRT

- Primary responsibility: PRT's manufacturing department
- Professional technician with deep experience since PRT was established in 2004
- Education: BSc in Faculty of Science from Okayama University of Science
- Past experience: Aies Limited.

JEPLAN

20

Advantage Partners at a Glance

Advantage Partners (AP) is a leading Asian private equity firm and established "Renewables & Sustainability" strategy in 2021 as its fourth investment strategy following Japan Buyout, Asian Buyout and Private Solutions

ADVANTAGE PARTNERS

Founded the very first buyout fund in Japan with...

30 Years of History	**12** Funds Raised	**$5bn+** Invested
100+ Investments	**25+** Carve-out Investments	**30+** PIPE Investments
>50% Proprietary Deal Sourcing[1]	**100+** Employees	**4** Offices in Asia[2]

Japan Buyout (1997〜)

- Fund VII – JPY130bn (2023)
- 8 funds raised since 1997
- Pioneer in the Japanese Private Equity industry

Asian Buyout (2016〜)

- Asia Fund - $370mm
- Fund will be fully invested by Q1 2023 (total 10 companies)
- Targeting majority-control deals in greater China and developed SEA

Private Solution (2008〜)

- AP Private Solutions Fund - JPY65bn (2019)
- InfleXion 2 JPY 10.7 bn (2018)
- Combines management and financial support (convertible bonds, equity warrants, preferred shares)

2021
Renewables and Sustainability

- Focusing on global investment opportunities centered on Japan and Asia
- Focusing on a wide range of investment targets, from operating companies to asset infrastructure
- An affiliate of the Sponsor of AP Acquisition Corp

Note:
1 Includes semi-proprietary deal sourcing
2 Tokyo, Hong Kong, Shanghai, Singapore

JEPLAN
21

Carbon Footprint
- JEPLAN's Chemical Recycling vs. Virgin PET production



Virgin PET production
Chemical Recycling
(tCO2 / tPET)
45% CO_2 reduction
2.2
3.6
5.8
3.1
Incineration (without electricity generation)
Manufacturing 1 ton virgin PET resin
Traditional method Total
PRT

- Deloitte Tohmatsu Consulting, LLC was commissioned by Japan's Ministry of the Environment to conduct a Life Cycle Assessment as part of a report published in 2020
- The Life Cycle Assessment was performed on data gathered in 2015 with respect to the PRT Plant
- The assessment found that the PRT Plant's chemical recycling of discarded PET into new PET products may achieve a 45% reduction, respectively, in greenhouse gas ("GHG") emissions as compared to the incineration of discarded PET and subsequent production of virgin PET products
- Based on this finding and more recent data regarding the PRT Plant's chemical recycling process, including with respect to updated sourcing of electricity, management believes it is reasonable to expect that GHG reductions of 47% may be achievable at the PRT Plant

Source: Report by Ministry of the Environment Japan, Deloitte Tohmatsu Consulting, 2020

JEPLAN

22

Investment Highlights Market: Sizeable opportunity in the PET recycling market globally with increasing circular economy trends 1 a Targeting growing global PET market Operation and Technology : Proven and competitive chemical recycling technology with large scale commercial production 2 b Proprietary chemical recycling technology b rPET recycling gaining strong momentum a Operational excellence of chemical rPET production Management: Founder led, entrepreneurial management team will lead the next chapter of growth 4 a Highly experienced management team d Early adopter of commercial chemical rPET production c Gaining price c ompetitiveness Growth Potential : Expanding revenue streams with Axens as a technology platformer and increasing rPET production with expansion of production scale 3 b Expansion opportunities through JV a Robust pipeline for licensing business through partnership 23

Financials Overview

Track Record of Consistent Financial Performance with Robust Growth Outlook 2021A – 2024E Financials 1 (million JPY) • Revenue over the forecasted period is primarily driven by near - term growth in Recycling, as well as JEPLAN’s Technology Licensing activities beginning to ramp up, and assumes no further rPET production pauses at the PRT Plant – Largely committed to offtake agreements providing visibility through 2024E, with domestic demand well exceeding current available supply – Licensing pipeline with Axens projected to drive top - line growth in 2024E and beyond • Continued expected earnings growth driven by cost cutting initiatives to improve cost competitiveness, which include: – Diversification of feedstock by utilizing residues from mechanical recycling, mill ends and waste PET other than bottles – Reduction of monoethylene glycol (“MEG”) usage by improving MEG collection efficiency FY2021A FY2022A FY2023E FY2024E Consolidated Revenue 2,521 6,324 6,432 10 , 735 Growth (%) - 150.9% 1.7% 33.3% Consolidated Gross Profit 226 305 810 4,279 Margin (%) 8.9% 4.8% 12.6% 39.9% Consolidated Adjusted EBITDA 2 (705) (1 ,295 ) (818) 2,321 Margin (%) (28.0%) (20.5%) (12.7%) 21.6% 25 Note: 1 Consolidated 2021, 2022 revenue and gross profit figures are audited. The audit report contains an explanatory paragraph rela tin g to the ability of the company to continue as a going concern. 2 Consolidated Adjusted EBITDA for 2021 and 2022 is a non - IFRS financial measure defined as net loss for the years presented before income tax benefit, finance expense, finance income, and depreciation and amortization. For 2021 and 2022, a reconciliation of Consolidated Adjusted EBITDA, a non - IF RS financial measure, to net loss, an IFRS financial measure, is presented on slide 26. Consolidated Adjusted EBITDA for 2023E and 2024E is a non - IFRS financial measure defined as net (loss) or net income for the years presented before income tax (expense) benefit, finance expense, finance income, depreciation and amortization and other on e - time items related to the Business Combination consisting of one - off costs of listing expenses and the construction costs in relation to the REWIND TM semi - industrial unit in 2023 and 2024. In addition, Consolidated Adjusted EBITDA for 2023E and 2024E does not take into account the impact of financial liabilities at fair value th rough profit or loss nor non - operating income and expenses.

Consolidated Adjusted EBITDA Reconciliation (thousands JPY) For the Year Ended December 31 Reconciliation of Consolidated Adjusted EBITDA: 2021 2022 Net Loss: (1,299,040) (2,041,760) Add Back: 594,004 746,821 Income tax benefit (26,938) (34,016) Finance expense 98,349 112,150 Finance income (77) (57) Depreciation and amortization 522,670 668,774 Consolidated Adjusted EBITDA 1 (705,036) (1,294,939) 26 Note: 1 Consolidated Adjusted EBITDA for 2021 and 2022 is a non - IFRS financial measure defined as net loss for the years presented before income tax benefit, finance expense, finance income, and depreciation and amortization

Sources and Uses and Pro Forma Equity Ownership

Post transaction valuation

Overview

- JEPLAN – one of the world's frontrunners in commercial chemical recycling – intends to become a public company through a business combination with APAC

Valuation

- Pro Forma Enterprise Value of $366mm
  - 4.5x pro forma 2024E revenue

Incentive Alignment and Additional Terms

- Total $10mm commitment of APAC Sponsor and its strategic partner ($5mm PIPE from APAC Sponsor and $5mm non-redemption agreement from Tokyo Century)
- Transaction closing subject to minimum cash condition of $30mm (after deducting redemptions and fees and expenses)

Pro Forma Valuation

	($mm)
Transaction Share Price	$10.00
Pro Forma Shares Outstanding (mm)	46.1
Equity Value	**$461**
JEPLAN Net Debt[1]	$10
APAC Cash in Trust[2]	($123)
APAC Sponsor PIPE Commitment	($5)
Expenses[3]	$22
Enterprise Value	**$366**

Illustrative Sources & Uses

Sources	($mm)
APAC Cash In Trust[2]	123
APAC Sponsor PIPE Commitment	5
JEPLAN Rollover Equity	300
Total	**428**

Uses	($mm)
JEPLAN Rollover Equity	300
Cash to JEPLAN Balance Sheet	106
Estimated Transaction Expenses	22
Total	**428**

Pro forma ownership

	Shares (mm)	(%)
JEPLAN	30.0	65.1%
APAC Public Shareholders	11.3	24.5%
APAC Sponsor[4] and Independent Directors	4.8	10.4%
Total	**46.1**	**100.0%**


APAC Sponsors[4] 10.4%
APAC Shareholders 24.5%
JEPLAN 65.1%

Note: JPY/USD exchange rate of 131.81 as of December 31, 2022

1 JEPLAN net debt as of December 31, 2022

2 Based on APAC's unaudited per share redemption price of approximately $10.87 as of August 29, 2023 and approximately 11.3 million shares outstanding following redemptions in connection with the extension vote on September 15, 2023, assuming no further redemptions in connection with the business combination and not taking into account any PIPE financing

3 Reflects the estimated transaction fees and expenses of both JEPLAN and APAC and APAC's extension financing costs

4 Effective from December 15, 2023, 20% of the shares to be received by the APAC Sponsor as merger consideration will be subject to 5-year vesting from the closing date of the business combination, and these shares will become vested or be forfeited for nil consideration subject to the terms and conditions of that certain amended and restated sponsor support agreement by and among the APAC Sponsor, APAC and JEPLAN dated as of September 8, 2023

JEPLAN

27

$48.0 $0.1 $0.1 $16.4 $34.4 $0.0 $17.6 ($1.7) $2.7 $5.1 $120.7 $15.2 4.5x 23.2x 16.0x 2.3x 5.2x 12.0x • Material recycling technology peers have comparable attributes such as: – High barriers to entry with proprietary technological processes – Circularity - focused value proposition – Large untapped addressable markets ripe for technological disruption • JEPLAN’s successful commercial - level scale production differentiates itself from public peers • JEPLAN offers an attractive valuation multiple in - line with other circular recycling companies Attractive Valuation vs. Publicly - listed Peers Providing Significant Upside Potential $10.2mm $28.4mm 11.7x 28 2022A Revenue ($mm) 1 2024E EBITDA ($mm) 1 EV/2024E Revenues (x) 1,2 Source: Peer information based on FactSet as of 5/16/2023 Note: 1 Exchange rate of USD to JPY 131.81, except for calculation of pre - money equity value underlying JEPLAN's enterprise value (EV), which calculation uses an exchange rate of USD to JPY 140. 2 Reflects JEPLAN’s pro forma enterprise value (EV) of USD 366mm, which is based on an assumed pre - money equity value of USD 300mm as reflected in the Business Combination Agreement. PET Chemical Recycling Broader Comps Average of Peers 1

Appendix

JEPLAN - Company Overview

Operates large scale commercial PET chemical recycling technology for bottles

Company profile

Company name	JEPLAN, INC.
CEO	Masaki Takao
Established	January 2007
Corporate Mission	BRING everyone into the circular economy
Company Address	HQ : Kawasaki City, Kanagawa, JAPAN Plant : Kitakyushu City, Fukuoka, JAPAN
Subsidiary	PET Refine Technology Co., Ltd (PRT) （75%-owned subsidiary by JEPLAN)
Number of Employees	150 (including PRT employees)[3]

Revenue (Consolidated, JPY)

FY22: 6.3bn

Total rPET demand (USD bn)



CAGR: 5.5%
12.5
19.3
2022
2030E 1
rPET

Growth road map[2]



Licensing
Technology licensing with Axens / IFPEN
Joint Ventures
PET chemical recycling, Sales of rPET resin and r-BHET resin
2023

Source: Global Recycled Polyethylene Terephthalate (Pet) Market Report , Fortune Business Insights

Note:

1 2030 rPET demand is derived from 2022-2029 CAGR

2 Including other businesses like used clothing recycling services and consulting and marketing services

3 As for December 31, 2022

JEPLAN

30

…However, the recycling rate of plastic waste remains low Recycled % 255 360 467 0 200 400 2010 2020 2030E Recycled Other fates 31 1,723 2,203 0 1,000 2,000 3,000 2020 2030E 450 589 0 200 400 600 2020 2030E Global plastic use and GHG emission from plastics expected to continue to increase… +31.0% +27.9% Plastic use projections GHG emission projections from plastic lifecycle (mm metric tons) (mm metric tons) 1 Significant Global Demand Humanity’s dependence on single use plastic usage has led to a global plastic waste problem Plastic waste volume (mm metric tons) Source: World Economic Forum and National Geographic, OECD iLibrary (2022) Note: 1 Other fates includes incinerated, landfilled, mismanaged 6.6% 9.5% 12.0%

Significant Global Demand (cont’d) Asia Americas Europe 60% of plastic containers and packaging recycled by 2030 100% of all plastic waste recycled by 2035 California requires plastic bottles contain > 25% post - consumer resin by 2025 and 50% by 2030 25% rPET content in bottles containing PET by 2025 and 30% by 2030 50% plastic packaging recycled by 2025 100% efficiency in plastic recycling by 2027 Ban all plastic waste imports from January 1, 2025 Zero plastic waste 2030 50% recycled content Extended producer responsibility 100% of plastics recycled by 2025 77% of beverage bottles to be collected by 2025 and 90% by 2029 — aims to use 100% recycled / biomass - based bottles by 2030 — aims to reduce use of virgin petroleum plastic in packaging by 50% by 2030 — strives for 100% recycled PET bottles by 2025 — aims to use 100% recycled / plant - based bottles by 2030 — plans to convert all PepsiCo - branded products in the US to 100% rPET by 2030 — aims to increase the amount of recycled PET used across their brands globally to 50% — aims to use 50% recycled plastic in its PET bottles sold in Japan by 2027 — targets at least 50% recycled material in their packaging by 2030 — will use at least 25% of recycled plastic in its packaging Japan USA Canada EU France Thailand 32 Strong rPET demand backed by government regulations and brand owners’ goals Asahi Suntory Beverage & Food Kirin Procter & Gamble PepsiCo Coca - Cola Danone Nestlé Unilever Source: Company filings

JEPLAN’s ESG Vision Materiality Initiatives / Key Performance Indicators E Climate Change Replacing existing petroleum - derived products with our products to contribute to the reduction of CO2 emissions Minimize CO2 emissions Circular Economy Circulate used resources and continue business activities without mining resources Strengthen efforts to ensure traceability of clothing collected Environmental Impact Operations that minimize the environmental impact from waste and wastewater S Better Society Create an organization where people can play a role regardless of background and gender Ensure safety and health and manage work hours Human Development Increase investment in human capital Providing sustainability education to the next generation Product Safety Quality assurance and appropriate disclosure of information Local Community Building relationships with local communities through continuous exchange G Corporate Governance Diverse corporate governance structure suited to increase corporate value over long term Legal Compliance Operating business in adhering to domestic and international laws Supply Chain Sustainable procurement 33

Robust Pipeline for Licensing Business Revenue share business model targeting further growth Companies (Includes chemical / packaging companies) Grant technology License License fee Shared revenue Licensor 2 Technology owner 1 Licensing business model Note: 1 Axens /IFPEN holds joint ownership with JEPLAN over the technology jointly developed with JEPLAN. JEPLAN has exclusive ownership ov er its own proprietary technology. 2 Axens holds an exclusive right to license both the jointly developed technology and JEPLAN's proprietary technology to third partie s. The terms governing Axens ' license to PRT of JEPLAN's proprietary technology are still being negotiated. 34 Licensee

JEPLAN’s Journey Leading chemical rPET technology focused company in Japan JEPLAN’s Award History Highest award at Tohmatsu Venture Support 2014.12 Winner of the Japanese division of Startup World Cup 2018.10 Elected by METI for the program “HIYAKU Next Enterprise Program”, and participated in Silicone Valley Dispatch in 2019 2018.12 Finalist in STARTUP WORLD CUP GRAND FINALE 2019.5 Mizuho Innovation Award 2019 2019. 7 “Excellence Award” in the JR East startup program 2019.11 “Red Dot Award” (One of world's top three design awards) 2022.10 Global expansion 35 Co - Founded by Michihiko Iwamoto and Masaki Takao . Started as a consulting business on uniform recycling 2007.1 Various projects were consigned by government bodies and Non - profit organizations 2009 - 2017 Completion of the KHP Plant in Japan, aimed at R&D recycling 2017.11 Signed a joint development agreement with Axens and IFPEN expanding its technology licensing business and commercializing an innovative PET monomer chemical recycling process 2020.8 PRT Plant began full operation 2021.10 Announced a recycle PET joint project in UAE with Rebound Limited 2023.6 Consolidated PET Refine Technology Co., Ltd. 2018.4 JEPLAN’s History